Filed Pursuant to Rule 424(b)(3)
Registration No. 333-107963

PROSPECTUS

18,256,503 shares

Homestore, Inc.

Common Stock

     This prospectus relates to 18,256,503 shares of our common stock that may be offered from time to time by the selling stockholders named in this prospectus, each of whom are affiliates of Cendant Corporation.

     We expect that sales made pursuant to this prospectus will be made:

•	in broker’s transactions;

•	in transactions directly with market makers; or

•	in negotiated sales or otherwise.

In addition, shares held by the selling stockholders may be offered in an underwritten public offering.

     The selling stockholders will determine when they will sell their shares, and in all cases they will sell their shares at prevailing market prices or at privately negotiated prices. We will not receive any of the proceeds from the sale of the common stock by the selling stockholders.

     The underwriters, brokers and dealers the selling stockholders utilize in selling these shares may receive compensation in the form of underwriting discounts, concessions or commissions from the sellers or purchasers of the shares. Any compensation may exceed customary commissions. The selling stockholders and the brokers and dealers they utilize may be deemed to be “underwriters” within the meaning of the securities laws, and any commissions received and any profits realized by them upon the sale of shares may be considered to be underwriting compensation.

     Our common stock is listed on The NASDAQ SmallCap Market under the symbol “HOMS.” On September 2, 2003, the last reported sale price of our common stock on The NASDAQ SmallCap Market was $3.62 per share.

     Investing in our common stock involves risks. See “Risk Factors” beginning on page 2 of this prospectus.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is September 5, 2003.

FORWARD-LOOKING STATEMENTS
RISK FACTORS
OUR COMPANY
USE OF PROCEEDS
SELLING STOCKHOLDERS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND ADDITIONAL INFORMATION

     Unless the context otherwise requires, the terms “we,” “our” and Homestore refer to Homestore, Inc., a Delaware corporation, and its consolidated subsidiaries.

     You should rely only on the information contained in or incorporated by reference into this prospectus. We have not authorized anyone to provide you with different information. The information contained in this prospectus is accurate only as of the date of this prospectus or, in the case of a document incorporated by reference, as of the date of that document. Neither the delivery of this prospectus nor any sale made under this prospectus will, under any circumstances, create any implication that there has been no change in our affairs since the date of this prospectus or that the information contained or incorporated by reference in this prospectus is correct as of any time subsequent to the date of this prospectus or, in the case of a document incorporated by reference, the date of that document.

     Homestore.com®, REALTOR.com®, HomeBuilder.com™ and Homestore Apartments & Rentals™ are our trademarks or are exclusively licensed to us. This prospectus contains trademarks of other companies and organizations. REALTOR® is a registered collective membership mark that may be used only by real estate professionals who are members of the National Association of REALTORS® and subscribe to its code of ethics.

     Our principal executive offices are located at 30700 Russell Ranch Road, Westlake Village, California 91362. Our telephone number is (805) 557-2300. We also maintain a web site at www.homestore.com that contains information about us. Our web site and the information contained in it and connected to it shall not be deemed incorporated by reference into this prospectus.

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FORWARD-LOOKING STATEMENTS

     This prospectus and the documents incorporated in this prospectus by reference contain forward-looking statements based on our current expectations, estimates and projections about our industry, beliefs and certain assumptions made by us. Forward-looking statements include statements concerning matters that are not historical facts or that necessarily depend upon future events. In some cases, you can identify forward-looking statements by words such as “believes,” “anticipates,” “estimates,” “expects,” “projections,” “may,” “potential,” “plan,” “continue” and words of similar import. The forward-looking statements contained in this prospectus involve known and unknown risks, uncertainties and other factors that may cause our actual results to be materially different from those expressed or implied by these statements. These factors include those listed in “Risk Factors” and other documents that we file with the Securities and Exchange Commission, or SEC, including our most recent annual report on Form 10-K and our most recent reports on Form 8-K and Form 10-Q. We cannot guarantee future results, levels of activity, performance or achievements. You should not place undue reliance on these forward-looking statements. Except as required by law, we assume no responsibility for updating any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

RISK FACTORS

     The following risk factors and other information included or incorporated by reference in this prospectus, including in those documents listed below in “Where You Can Find More Information,” should be considered carefully. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we deem to be currently immaterial also may impair our business operations. If any of the following risks actually occur, our business, financial condition and operating results could be materially adversely affected.

Risks Related to Our Common Stock

     The market price of our common stock could be adversely affected by sales of substantial amounts of our common stock in the public markets.

     The selling stockholders could sell a substantial number of shares of our common stock in the public market pursuant to the registration statement of which this prospectus is a part, and other significant stockholders of ours could sell our common stock in the public market. Such sales by our largest stockholders, or the perception that such sales might occur, could have a material adverse effect on the price of our common stock.

     Our common stock price may be volatile, which could result in substantial losses for individual stockholders.

     The market price for our common stock has decreased substantially in recent periods. It is likely to continue to be highly volatile and subject to wide fluctuations in response to many factors, including the following factors, some of which are beyond our control:

•	actual or anticipated variations in our quarterly operating results;

•	adverse publicity relating to litigation;

•	announcements of technological innovations or new products or services by us or our competitors;

•	changes in financial estimates by securities analysts;

•	conditions or trends in the Internet, technology and/or real estate and real estate-related industries; and

•	market prices for stocks of Internet companies and other companies whose businesses are heavily dependent on the Internet, which have generally proven to be highly volatile, particularly in recent quarters.

     The low price of our common stock could result in the delisting of our common stock from The NASDAQ SmallCap Market, which could cause our common stock to decline and make trading in our common stock more difficult for investors.

     In November 2002, we filed an application with NASDAQ to transfer our common stock from The NASDAQ National Market to The NASDAQ SmallCap Market because our common stock failed to maintain a minimum bid price of $1.00 per share as required by the applicable NASDAQ Marketplace Rule. We began trading on The NASDAQ SmallCap Market on November 18, 2002. The NASDAQ SmallCap Market is viewed by some investors as a less desirable and less liquid marketplace than The NASDAQ National Market. We must satisfy NASDAQ’s minimum listing maintenance requirements to maintain our listing on The NASDAQ SmallCap Market. The listing maintenance requirements set forth in NASDAQ’s Marketplace Rules include a series of financial tests relating to stockholders’ equity, market capitalization, net income, public float, market value of public float, number of market makers and stockholders, and maintaining a minimum closing bid price of $1.00 per share for shares of our common stock. Although our stock has traded below $1.00 for a considerable period in 2003, on May 23, 2003, NASDAQ notified us that we had regained compliance with the minimum closing bid price requirements after becoming non-compliant on March 11, 2003. If we again become non-compliant and do not regain compliance during the period designated by NASDAQ, our common stock could be delisted from The NASDAQ SmallCap Market. If that occurs, then our common stock would trade on either the OTC Bulletin Board or the “pink sheets,” both of which are viewed by most investors as less desirable and less liquid marketplaces than The NASDAQ SmallCap Market. Thus, delisting from The NASDAQ SmallCap Market could make trading our shares more difficult for investors, leading to further declines in our share price. In addition, depending upon when it occurs, delisting could trigger an obligation for us to pay liquidated damages in an amount not to exceed $7.5 million under our new registration rights agreement with Cendant. See “Risks Related to Our Business — Litigation by Cendant could have an adverse effect on our business” below.

Risks Related to Our Business

     The SEC investigation relating to accounting irregularities could have an adverse effect on our business.

     In December 2001, we announced that the Audit Committee of our Board of Directors was conducting an inquiry into certain of our accounting practices and that the results of the inquiry to date determined that our unaudited interim financial statements for 2001 would require restatement. In February 2002, we announced that we would restate our financial results for the year ended December 31, 2000. In connection with the restatement, in March 2002 we filed an amended Form 10-K for the year ended December 31, 2000, and in March 2002 we filed amended Form 10-Qs for each of the first three quarters of 2001.

     In January 2002, we were notified that the SEC had issued a formal order of private investigation in connection with matters relating to the restatement of our financial results that occurred in March 2002. The SEC has requested that we provide them with certain documents concerning the restatement of our financial results. The SEC also requested access to certain of our current and former employees for interviews. We have cooperated and continue to cooperate fully with the SEC’s investigation.

     In September 2002 and March 2003, certain of our former employees entered into plea agreements with the United States Attorney’s Office and the SEC in connection with the investigation. Also in September 2002, the SEC and the Department of Justice informed us that they would not bring any enforcement action against us because of the actions taken by our Board of Directors and our Audit Committee and our cooperation in the SEC’s investigation. Because the investigation is ongoing and we are committed to cooperating with the SEC, we will likely continue to incur additional costs related to the investigation and management time and attention may be diverted until the investigation concludes.

     Litigation relating to accounting irregularities could have an adverse effect on our business.

     Following the December 2001 announcement of the discovery of accounting irregularities, approximately 20 lawsuits claiming to be class actions and six lawsuits claiming to be brought derivatively on our behalf were commenced in various courts against us and certain of former officers, directors and employees by or on behalf of persons purporting to be our stockholders and persons claiming to have purchased or otherwise acquired securities issued by us between May 2000 and December 2001. The California State Teachers’ Retirement System has been named lead plaintiff, or the “Plaintiff,” in the consolidated shareholder lawsuits against us. In November 2002, the Plaintiff filed a first amended consolidated class action complaint, or Securities Class Action Lawsuit, naming us, certain of our current officers and employees, certain of our former officers, directors and employees and various other parties, including among others MaxWorldwide, Inc. (formerly L90, Inc.), PricewaterhouseCoopers LLP, AOL Time Warner, Inc., and Cendant Corporation. The amended complaint makes various allegations, including that we violated federal securities laws, and seeks an unspecified amount of damages.

     On March 7, 2003, the court dismissed, with prejudice, the Plaintiff’s claims against a number of corporate and individual defendants whom the Plaintiff alleged either assisted in the planning and execution of the purportedly fraudulent transactions at issue, or who were parties to those transactions. Those defendants included MaxWorldwide, Inc., AOL Time Warner, Inc. and Cendant, among others. The court also dismissed, without prejudice, the Plaintiff’s claims against a number of our current and former officers and employees. With regard to those claims dismissed without prejudice, the Plaintiff has advised that it does not intend to amend the complaint. At the same time, the court denied the motions to dismiss

PricewaterhouseCoopers LLP and our former chief executive officer. We did not file a motion to dismiss the Plaintiff’s claims against us, but answered the complaint. Accordingly, the March 7, 2003 decision did not make any ruling with respect to the claims asserted against us.

     On August 12, 2003, we entered into a settlement agreement with the Plaintiff to resolve all outstanding claims related to the Securities Class Action Lawsuit. The settlement is subject to preliminary approval by the U.S. District Court presiding over the Securities Class Action Lawsuit. The parties to the agreement will promptly seek preliminary approval from the court and anticipate that the court will rule on the request in the coming weeks. A final hearing will be held after delivery of notice to class members. At that time, the court will determine whether to grant final approval of the settlement.

     As a part of the settlement, we agreed to pay $13.0 million in cash and issue 20.0 million new shares of our common stock valued at $50.6 million. We will place $10.0 million in escrow upon preliminary approval by the U.S. District Court, with an additional $3.0 million due upon final judicial approval of the settlement. Following this approval, the $13.0 million and 20 million shares of newly issued common stock will be distributed to the class. As a result of the settlement, we have recorded a litigation settlement charge of $63.6 million in our operating results for the three months and six months ended June 30, 2003. In addition, we have agreed to adopt, within thirty days of final approval of the settlement certain corporate governance principles that have been approved by the Board of Directors including requirements for independent directors and special committees, a non-classified Board of directors with two-year terms, appointment of a new shareholder-nominated director, prohibition on the future use of stock options for director compensation and minimum stock retention by officers after exercise of future stock option grants. We will also divide evenly with the class any future net proceeds from insurance with respect to the litigation after provision for legal expense incurred by us. The Plaintiff has agreed that any members of the class who participate in the settlement will release and discharge all claims against us and will request that the court issue a bar order providing for the maximum protection to which we are entitled under the law with respect to discharge and bar of all future claims for contribution or indemnity by other persons, arising out of or in any way related to the action, whether under federal, state or common law, or any other principle of law or equity.

     However, there are still additional risks to us that certain eligible class members may opt out of the settlement and pursue separate claims against us or that the settlement could fail to receive court approval.

     In addition, we are subject to several other shareholder and derivative lawsuits relating to accounting irregularities that could have an adverse effect on our business. More detailed descriptions of such litigation are included from time to time in documents that we file with the SEC, including but not limited to our Form 10-Ks, Form 10-Qs and Form 8-Ks.

     Litigation by Cendant could have an adverse effect on our business.

     On August 5, 2003, we settled the dispute with Cendant arising out of our 2001 acquisition of Move.com, Inc. and Welcome Wagon International, which we refer to in this prospectus as the Move.com Group, from Cendant. See Note 14, “Subsequent Events,” to our unaudited financial statements contained in Part I to our quarterly report on Form 10-Q for the period ended June 30, 2003. Under the terms of the Settlement Agreement, Cendant agreed not to sue us, or our officers, directors or certain related parties with respect to the acquisition of the Move.com Group, and the prior restatement of our consolidated financial statements except in the following limited circumstances. Cendant retained the right to sue us for contribution, indemnification, or similar relief if Cendant is held liable for or settle claims against it in the Securities Class Action Lawsuit up to the amount for which it is held liable or for which it settles. The court in the Securities Class Action Lawsuit previously dismissed, with prejudice, Cendant as a defendant. However, that dismissal is subject to appeal to the United States Court of Appeals for the Ninth Circuit. If Cendant’s dismissal as a defendant in the Securities Class Action Lawsuit is reversed on appeal and Cendant is subsequently found liable or settles claims against it in the Securities Class Action Lawsuit, Cendant will likely seek indemnification, contribution or similar relief from us. However, as part of our settlement of the Securities Class Action Lawsuit, the parties have requested that the court enter an order barring claims by third parties against us for indemnification, contribution and similar relief with respect to liability such third parties may have in the Securities Class Action Lawsuit. In the event that the settlement is ultimately approved, we anticipate that the court will enter the requested bar order. Such a bar order may preclude from seeking indemnification, contribution or similar relief from us in the event Cendant is found liable or settles claims against it in the Securities Class Action Lawsuit. However, we have been advised by counsel that the law is unclear on whether Cendant would be so precluded. Therefore we would likely incur significant expenses in defending such an action by Cendant and could ultimately be found liable to Cendant or settle with Cendant, notwithstanding the bar order. Such expenses, liability or settlement could have a material adverse effect on our financial position and results of operations.

     In addition, if Cendant is not permitted to share in any subsequent potential settlement of the Securities Class Action Lawsuit, which would occur if they were reinstated as a defendant, we have agreed to pay to Cendant the amount of consideration that Cendant would have been entitled to receive from that portion of the class action settlement fund provided by us, had Cendant been a class member and their proof of claim been accepted in full.

     The settlement also requires us to file a registration statement relating to the approximately 18.3 million shares held by Cendant as a result of the acquisition of the Move.com Group, with expenses to be paid by us. This prospectus is a part of a registration statement filed for purposes of satisfying our obligations under the new registration rights agreement entered into as part of the settlement. If our stock is delisted from The NASDAQ SmallCap Market and in certain other circumstances, we would be required to pay Cendant liquidated damages of approximately $18,000 per business day, up to a maximum of $7.5 million. Our obligation to pay liquidated damages will terminate if the registration statement has remained continuously effective and useable for a period of six months and our stock has not been delisted during that time.

     Our employees, investors, customers, business partners and vendors may react adversely to the restatement of our previous financial statements and to the related litigation brought against us.

     Our future success depends in large part on the continued support of our key employees, investors, customers, business partners and vendors who may react adversely to the restatement of our 2000 and interim 2001 financial statements. The restatement of our financial statements and the uncertainty associated with substantial unresolved lawsuits referred to above has resulted in substantial amounts of negative publicity about us. We may not be able to motivate or retain key employees or retain customers or key business partners if they lose confidence in us, and our vendors may re-examine their willingness to do business with us. In addition, investors may lose confidence in us, which may continue to adversely affect the trading price of our common stock. If we lose the services of our key employees or are unable to retain our existing customers, business partners and vendors or attract new customers, our business, operating results and financial condition could be materially and adversely affected.

     Limitations of our Director and Officer Liability Insurance and potential indemnification obligations may adversely affect our business.

     Several securities and derivative actions currently are pending against us and certain of our former and current officers and directors. During the relevant time period, our liability insurance provided limited claims-made coverage for allegations of wrongful acts by our officers and directors, which allegations, in part, form the basis of the pending actions. During the relevant time period, our insurers provided a total of $80.0 million in primary and excess coverage. As the policies are written — and subject to their unique terms and provisions — our officers and directors are insureds under the applicable policies. We, as an entity, also are an insured party under those applicable policies, which represents the first $30.0 million in coverage. The failure of our policies to adequately cover liabilities or expenses incurred in connection with the pending actions could materially and adversely affect our business and financial condition.

     Several of our insurance carriers — representing $60.0 million in coverage — also have purported to rescind their respective policies of insurance and have filed lawsuits seeking judicial confirmation of their actions. See “Part I — Item 3. Legal Proceedings” of our most recent Form 10-K and “Part II — Item 1. Legal Proceedings” of our most recent Form 10-Q incorporated in this prospectus by reference. The failure of our policies to cover liabilities imposed or expenses incurred in connection with the pending actions could materially and adversely affect our business and financial condition.

     Under Delaware and California law, our charter documents, and certain indemnification agreements we entered into with our executive officers and directors, we may have certain obligations to indemnify our current and former officers and directors. The indemnification may cover any expenses and/or liabilities reasonably incurred in connection with the investigation, defense, settlement or appeal of legal proceedings. We may have to spend significant resources indemnifying our officers and directors or paying for damages caused by their conduct. Our business and financial condition could be harmed if we have to make significant payments for indemnification.

     Our future success depends upon our new management’s ability to execute its business plan.

     In January and October 2002, we replaced much of our senior management team. Our future success will depend in part on the continued integration of this new senior management with other members of management and the rest of our employees and business partners, their understanding of the business, and their implementation of processes and procedures that allow us to respond to our customers’ needs.

     Focusing on our core business may require sales of assets and/or discontinuing certain operations, which could lead to write-offs or unusual/non-recurring items in our financial statements.

     In February 2002, we announced that we would re-focus on our core business objective — to make real estate professionals more productive and profitable. This focus has involved and may continue to involve the disposition of non-strategic business and corporate services. For example, in February 2002, we sold our eNeighborhoods division, and in March 2002 we entered into an agreement to sell all of the capital stock of Homestore Consumer Information Corp., which includes ConsumerInfo.com, for $130.0 million in cash to Experian Holdings, Inc. In addition, in the first quarter of 2003, we sold substantially all of the assets of The Hessel Group, our relocation tax software business. As a result of this focus, we may incur significant write-offs or one-time, non-recurring gains or losses or a reduction in visitors to our websites.

     Our agreement with the National Association of REALTORS® could be terminated.

     The REALTOR.com® trademark and website address and the REALTOR® trademark are owned by the National Association of REALTORS®, or NAR. NAR licenses these trademarks to our subsidiary RealSelect, Inc. under a license agreement, and RealSelect operates the REALTOR.com® website under an operating agreement with NAR.

     Although the REALTOR.com® operating agreement is a lifetime agreement, NAR may terminate it for a variety of reasons. These include:

•	the acquisition of us or RealSelect by another party;

•	a substantial decrease in the number of property listings on our REALTOR.com® site; and

•	a breach of any of our other obligations under the agreement that we do not cure within 30 days of being notified by NAR of the breach.

     Absent a breach by NAR, the agreement does not contain provisions that allow us to terminate.

     Our agreement with NAR contains a number of provisions that could restrict our operations.

     Our operating agreement with NAR contains a number of provisions that restrict how we operate our business. These provisions include the following restrictions and requirements:

•	we must make fixed payments to NAR as follows:

—	For 2003, we must pay $1.3 million in four installments of $325,000 due on the last day of each calendar quarter of 2003.

—	For 2004, we must pay $1.4 million in four installments of $350,000 due on the last day of each calendar quarter of 2004.

—	For 2005, we must pay $1.5 million in four installments of $375,000 due on the last day of each calendar quarter of 2005.

—	For 2006, we must pay $1.5 million plus or minus, as the case may be, the percentage change in the Consumer Price Index for 2005, in four equal installments due on the last day of each calendar quarter of 2006.

—	For 2007 and beyond, we must pay the amount due during the prior calendar year plus or minus, as the case may be, the percentage change in the Consumer Price Index for the prior calendar year, in four equal installments due on the last day of each calendar quarter for that calendar year;

•	we amended and continue to amend many of our agreements with the data content providers to reduce or eliminate payments to such entities. In exchange, in some cases, we shortened or are shortening the duration of these agreements, including those agreements under which we receive the real property listings on an exclusive basis;

•	we are restricted in the type and subject matter of, and the manner in which we display, advertisements on the REALTOR.com® website;

•	NAR has the right to approve how we use its trademarks, and we must comply with its quality standards for the use of these marks;

•	we must meet performance standards relating to the availability time of the REALTOR.com® website;

•	NAR has the right to review, approve and request changes to the content on certain pages of our REALTOR.com® website; and

•	we are restricted in our ability to create additional websites or pursue other lines of business that engage in displaying real property advertisements in electronic form.

In addition, our operating agreement with NAR contains restrictions on how we can operate the REALTOR.com® website. For instance, we can only enter into agreements with entities that provide us with real estate listings, such as Multiple Listing Services, or MLSs, on terms approved by NAR. In addition, NAR can require us to include on REALTOR.com® real estate related content that it has developed.

     If our operating agreement for REALTOR.com® were terminated, NAR would be able to operate the REALTOR.com® website.

     If our operating agreement with NAR were terminated, we would be required to transfer a copy of the software that operates the REALTOR.com® website and assign our agreements with data content providers, such as real estate brokers or MLSs, to NAR. NAR would then be able to operate the REALTOR.com® website itself or with a third party.

     We are subject to non-competition provisions with NAR, which could adversely affect our business.

     We were required to obtain the consent of NAR prior to our acquisition of our SpringStreet, Inc., Move.com and HomeBuilder.com websites. In the future, if we acquire or develop another service that provides real estate listings on an Internet site or through other electronic means, we will need to obtain the prior consent of NAR. Any future consents from NAR, if obtained, could be conditioned on our agreeing to operational conditions for the new website or service. These conditions could include paying fees to NAR, limiting the types of content or listings on the websites or service or other terms and conditions. Our business could be adversely affected if we do not obtain consents from NAR, or, if a consent we obtain, contains restrictive conditions. These non-competition provisions and conditions we may accept in order to obtain NAR’s required consent, could have the effect of restricting the lines of business that we may pursue.

     Our agreement with the National Association of Home Builders contains provisions that could restrict our operations.

     Our operating agreement with the National Association of Home Builders, or NAHB, includes a number of restrictions on how we operate our HomeBuilder.com website:

•	if NAR terminates our REALTOR.com® operating agreement, for six months thereafter NAHB can terminate its operating agreement with us on three months’ prior notice;

•	we are restricted in the type and subject matter of advertisements on the pages of our HomeBuilder.com website that contain new home listings; and

•	NAHB has the right to approve how we use its trademarks and we must comply with its quality standards for the use of its marks.

     Our Homestore Apartments & Rentals website is subject to a number of restrictions on how it may be operated.

     In agreeing to our acquisition of SpringStreet, NAR imposed a number of restrictions on how we can operate the Homestore Apartments & Rentals website (formerly the SpringStreet.com website). These include:

•	if NAR terminates its consent for any reason, we will have to transfer to NAR all data and content, such as listings, on the rental site that were provided by real estate professionals who are members of NAR, known as REALTORS®;

•	listings for rental units in smaller non-apartment properties generally must be received from a REALTOR® or a REALTOR®-controlled MLS in order to be listed on the website;

•	if the consent is terminated, we could be required to operate our rental properties website at a different web address;

•	if the consent is terminated for any reason, other than as a result of a breach by NAR, NAR will be permitted to use the REALTOR®-branded web address, resulting in increased competition;

•	we cannot list properties for sale on the rental website for the duration of our REALTOR.com® operating agreement and for an additional two years;

•	we are restricted in the type and subject matter of, and the manner in which we display, advertisements on the rental website; and

•	we must offer REALTORS® preferred pricing for home pages or enhanced advertising on the rental website.

     NAR could revoke its consent to our operating our Homestore Apartments & Rentals website.

     NAR can revoke its consent to our operating our Homestore Apartments & Rentals website for reasons which include:

•	the acquisition of us or RealSelect by another party;

•	a substantial decrease in property listings on our REALTOR.com® website; and

•	a breach of any of our obligations under the consent or the REALTOR.com® operating agreement that we do not cure within 30 days of being notified by NAR of the breach.

     The National Association of REALTORS® has significant influence over aspects of our RealSelect subsidiary’s corporate governance and has a representative on our Board.

     NAR has significant influence over RealSelect’s corporate governance.

     Board Representatives. NAR is entitled to have one representative as a member of our Board of Directors and two representatives as members of RealSelect’s Board of Directors.

     Approval Rights. RealSelect’s certificate of incorporation contains a limited corporate purpose, which purpose is the operation of the REALTOR.com® website and real property advertising programming for electronic display and related businesses. Without the consent of six-sevenths of the members of the RealSelect Board of Directors, which would have to include at least one NAR-appointed director, this limited purpose provision cannot be amended.

     RealSelect’s bylaws also contain protective provisions which could restrict portions of its operations or require us to incur additional expenses. If the RealSelect Board of Directors cannot agree on an annual operating budget for RealSelect, it would use as its operating budget that from the prior year, adjusted for inflation. Any expenditures in excess of that budget would have to be funded by us. In addition, if RealSelect desired to incur debt or invest in assets in excess of $2.5 million without the approval of a majority of its board, which would have to include at least one NAR-appointed director, we would need to fund those expenditures.

     RealSelect also cannot take the following actions without the consent of at least one of NAR’s representatives on its Board of Directors:

•	amend its certificate of incorporation or bylaws;

•	pledge its assets;

•	approve transactions with affiliates, stockholders or employees in excess of $100,000;

•	change its executive officers;

•	establish, or appoint any members to, a committee of its Board of Directors; or

•	issue or redeem any of its equity securities.

     The emergence of Virtual Office Websites may adversely impact our business.

     Virtual Office Websites, or VOWs, are a relatively new form of web site for the aggregation and display of real estate property listings within licensed agent or broker web sites. VOWs obtain their listings from MLSs and their participating brokers who have consented to having their listings displayed on VOWs. Listings on VOWs typically can be viewed by consumers only after completing a registration process. Some non-real estate entities, including certain online traffic aggregators, are using relationships with brokers or agents that employ VOW functionality as a means of developing leads for real estate professionals, which are then either sold to the real estate professional or provided in exchange for a percentage of the real estate professional’s commission when a property is sold. If a significant number of real estate professionals embrace the business practice of obtaining traffic from these non-real estate entities on a cost-per-lead or shared-commission basis, it could adversely impact our ability to compete with a media-based pricing model or our ability to obtain competitive relationships with online traffic aggregators or portals.

     We must continue to obtain listings from Multiple Listing Services, real estate brokers and home builders.

     We believe that our success depends in large part on the number of real estate listings received from MLSs, brokers, home builders and rental owners. Many of our agreements with MLSs to display property listings have fixed terms, typically 12 to 36 months. At the end of the term of each agreement, the other party may choose not to renew their agreement with us. We incur significant expenditures to secure agreements with providers of real estate information. We are continuing our efforts to renegotiate our agreements with MLSs to reduce our costs. If, as a result of our renegotiation efforts, or otherwise, owners of large numbers of property listings, such as MLSs or large brokers in key real estate markets, choose not to renew their relationship with us, then our websites could become less attractive to other real estate industry participants or consumers.

     As described in the “Selling Stockholders” section of this prospectus, we recently entered into a new Listings License Agreement with Cendant. The new Listings License Agreement with Cendant still serves as a back-up source for listings and broker agent data for us. However, Cendant may terminate the new Listings License Agreement upon 90 days written notice, rather than upon the more limited circumstances contained in the prior listings license arrangement with Cendant, which had an initial term of 40 years. Consequently, our reliance on obtaining listings from MLSs, real estate brokers and home builders has potentially increased as a result of our new arrangement with Cendant.

     It is important to our success that we support our real estate professional customers.

     Since many real estate professionals are not sophisticated computer users and often spend limited amounts of time in their offices, it is important that these customers find that our software and website products significantly enhance their productivity and are easy to use. To meet these needs, we provide customer training and have developed a customer support organization that seeks to respond to customer inquiries as quickly as possible. If we do not maintain adequate support levels, our customers may choose not to renew their subscriptions for our software and website products.

     Failure of real estate professionals to accept online media-based pricing may adversely affect our financial results.

     We have adopted a new pricing strategy for the media products that we sell to real estate professionals. In the past we have sold products and media services at a single national rate for all customers. We now offer these products and services under a more traditional media model where pricing is dependent upon geographic market, placement, content and length or quantity of the media run, which will affect the pricing levels currently paid by our customers. The success of our new pricing strategy will depend on its acceptance by our customers. If real estate professionals do not accept our new pricing structure this could lead to a decrease in our sales, which could have an adverse affect on our financial results.

     We must dedicate significant resources to market our subscription products and media services to real estate professionals.

     Real estate agents are generally independent contractors rather than employees of brokers and typically spend a majority of their time outside the office. As a result it is often necessary for us to communicate with them on an individual basis. This results in relatively high fixed costs associated with our inside and field-based sales activities. In addition, since we offer products and media services to both real estate brokers and agents, we are often required to contact them separately when marketing our products and media services.

     A failure to establish and maintain strategic online relationships that generate a significant amount of traffic could limit the growth of our business.

     We have established strategic relationships with online companies that generate a significant amount of online traffic for our websites. Failure to maintain these relationships and create new ones could limit the growth of our business. Although we expect a significant portion of our online customers will continue to come to our websites directly, we also continue to rely on third-party websites with which we have relationships, including websites operated by AOL, MSN, Yahoo!, Excite, iWon.com, Internet Broadcast Systems, United Online through its Juno and NetZero brands, Overture and Google for online traffic. We may also be required to pay significant fees to establish, maintain and expand our existing online relationships. As a result, our revenue may suffer if we fail to enter into new relationships or maintain existing relationships or if these relationships do not result in online traffic sufficient to justify their costs.

     We have a history of losses from operations and expect losses from operations for the foreseeable future.

     Since inception, we have incurred losses from operations and have reported negative operating cash flows. We incurred losses from operations of $94.2 million and $59.4 million for three months ended June 30, 2003 and 2002, respectively. As of June 30, 2003, we had an accumulated deficit of $1.9 billion, and are unsure when or if we will become profitable on a recurring basis. The size of our future losses from operations will depend, in part, on the rate of growth in our revenues from broker, agent, home builder and rental property owner web hosting fees, advertising sales and sales of other products and services. The size of our losses from operations will also be impacted by non-cash stock-based charges relating to deferred compensation and stock and warrant issuances, and amortization of intangible assets. As of June 30, 2003, we had approximately $52.5 million of stock-based charges and intangible assets to be amortized. In addition, we will continue to use cash to repay existing liabilities that have arisen from prior contractual arrangements and recent restructuring charges until those liabilities are satisfied.

     Our quarterly financial results are subject to significant fluctuations.

     Our results of operations may vary significantly from quarter to quarter. In the near term, we expect to be substantially dependent on sales of our subscription and advertising products and media services. We also expect to incur significant sales and marketing expenses to promote our brand and services. Therefore, our quarterly revenue and operating results are likely to be particularly affected by the number of customers purchasing subscription and advertising products and media services as well as our expenditures on sales and marketing for a particular period. If revenue falls below our expectations, we will not be able to reduce our spending rapidly in response to the shortfall.

     Other factors that could affect our quarterly operating results include those described below and elsewhere in this prospectus:

•	the level of renewals for our subscription products and the purchase of media services by real estate agents, brokers and rental property owners and managers;

•	the amount of advertising sold on our websites and the timing of payments for this advertising;

•	the amount and timing of our operating expenses;

•	the amount and timing of non-cash stock-based charges, such as charges related to deferred compensation or warrants issued to real estate industry participants;

•	the sale or disposition of assets; and

•	the impact of fees paid to professional advisors in connection with litigation and accounting matters.

     The market for web-based subscription and advertising products and services relating to real estate is competitive.

     Our main existing and potential competitors include websites offering real estate related content and services as well as general purpose online services, and traditional media such as newspapers, magazines and television that may compete for advertising dollars.

     The barriers to entry for web-based services and businesses are low, making it possible for new competitors to proliferate rapidly. In addition, parties with whom we have listing and marketing agreements could choose to develop their own Internet strategies or competing real estate sites. Many of our existing and potential competitors have longer operating histories in the Internet market, greater name recognition, larger consumer bases and significantly greater financial, technical and marketing resources than we do. The rapid pace of technological change constantly creates new opportunities for existing and new competitors and it can quickly render our existing technologies less valuable.

     Our future success depends largely on our ability to attract, retain and motivate personnel.

     Our future success depends on our ability to attract, retain and motivate highly skilled technical, managerial and sales personnel. Volatility or lack of positive performance in our stock price may also adversely affect our ability to retain key employees, many of whom have been granted stock options. Due to the decline in the trading price of our common stock, many of the stock options held by our employees have an exercise price that is higher than the current trading price of our common stock, and therefore these stock options may not be effective in helping us to retain valuable employees.

     Also, in 2001 and 2002 we executed workforce reductions and in 2002 restructured our business operations. As a result, we are operating with fewer employees, and some of our existing employees may be performing new tasks. These factors and our continued operating losses may create concern about job security among existing employees that has led to increased turnover. As a result, we may have difficulty retaining and attracting employees. Employee turnover may result in a loss of knowledge about our customers, our operations and our internal systems, which could materially harm our business. If any of our employees leave, we may not be able to replace them with employees possessing comparable skills. Attracting and retaining qualified personnel with experience in media products and technology solutions for the real estate industry, a complex industry that requires a unique knowledge base, is an additional challenge for us. The loss of services of any of our key personnel, excessive turnover of our work force, the inability to retain and attract qualified personnel in the future or delays in hiring required personnel may have a material adverse effect on our business, operating results or financial condition.

     Our organizational realignment and cost reduction plan may not meet its objectives and could adversely affect our results of operations and financial position.

     In October 2001, we announced an organizational realignment and cost reduction plan to focus us more closely on our core customer segments and to allow for increased operational efficiencies. This restructuring plan included a reduction in workforce of up to 700 employees or about 20% of our workforce. In February 2002, we announced plans to reduce our staff by an additional 270 employees. In September 2002 we implemented a restructuring focused on our Media Services division. If we do not meet our restructuring objectives, we may have to implement additional plans for restructuring in order to reduce our operating costs. Developing and implementing restructuring plans are time consuming and could divert management’s attention, which could have an adverse effect on our financial results.

     We need to continue to develop our content and product and service offerings.

     To remain competitive, we must continue to enhance and improve the ease of use, responsiveness, functionality and features of our websites and products. These efforts may require us to develop internally or to license increasingly complex technologies. In addition, many companies are continually introducing new Internet-related products, services and technologies, which will require us to update or modify our technology. Developing and integrating new products, services or technologies into our websites could be expensive and time consuming. Any new features, functions or services may not achieve market acceptance or enhance our brand loyalty. If we fail to develop and introduce or acquire new features, functions or services effectively and on a timely basis, we may not continue to attract new users and may be unable to retain our existing users. Furthermore, we may not succeed in incorporating new Internet technologies, or, in order to do so, we may incur substantial additional expenses.

     We may experience difficulty in integrating our acquisitions.

     During our history, a significant portion of our growth was attributable to acquisitions. However, we may not receive the desired benefits from these acquisitions. Risks related to our acquisitions include:

•	difficulties in assimilating the operations of the acquired businesses;

•	potential disruption of our existing businesses;

•	assumption of unknown liabilities and litigation;

•	our inability to integrate, train, retain and motivate personnel of the acquired businesses;

•	diversion of our management from our day-to-day operations;

•	our inability to incorporate acquired products, services and technologies successfully into our websites;

•	potential impairment of relationships with our employees, customers and strategic partners; and

•	inability to maintain uniform standards, controls procedures and policies.

     Our inability to successfully address any of these risks could materially harm our business.

     Delaware law, our certificate of incorporation and bylaws and other agreements contain provisions that could discourage a takeover.

     Delaware law, our certificate of incorporation and bylaws, our operating agreement with NAR, other agreements with business partners and a stockholders agreement could have the effect of delaying or preventing a third party from acquiring us, even if a change in control would be beneficial to our stockholders. For example, we have a classified Board of Directors. In addition, our stockholders are unable to act by written consent or to fill any vacancy on the Board of Directors. Our stockholders cannot call special meetings of stockholders for any purpose, including to remove any director or the entire Board of Directors without cause. In addition, NAR could terminate the REALTOR.com® operating agreement if we are or RealSelect is acquired.

     Funds held under a letter of credit in connection with the lease of our corporate headquarters have been called upon because of our inability to extend the letter of credit with a financial institution.

     In March 2002, we received a notice of default under the office lease for our corporate offices because of our inability to extend our letter of credit under the lease. The lease provides that the landlord has the ability to call upon the letter of credit and to hold the proceeds as part of the security deposit. The original amount of the letter of credit required by the lease was $8.3 million. The landlord has called upon the letter of credit and now holds $7.5 million in cash. A deterioration in the financial condition of our landlord could have a negative impact on our ability to recover these funds under the terms of the lease. It is our intent to restore the letter of credit as soon as our financial condition will allow us.

     We rely on intellectual property and proprietary rights.

     We regard substantial elements of our websites and underlying technology as proprietary. Despite our precautionary measures, third parties may copy or otherwise obtain and use our proprietary information without authorization or develop similar technology independently. Although we have one patent, we may not achieve the desired protection from, and third parties may design around, this patent or any other patent that we may obtain in the future. In addition, in any litigation or proceeding involving our patent, or any other patent that we may obtain in the future, the patent may be determined to be invalid or unenforceable. Any legal action that we may bring to protect our proprietary information could be expensive and distract management from day-to-day operations.

     Other companies may own, obtain or claim trademarks that could prevent or limit or interfere with use of the trademarks we use. The REALTOR.com® website address and trademark and the REALTOR® trademark are important to our business and are licensed to us by NAR. If we were to lose the REALTOR.com® domain name or the use of these trademarks, our business would be harmed and we would need to devote substantial resources toward developing an independent brand identity.

     Legal standards relating to the validity, enforceability and scope of protection of proprietary rights in Internet-related businesses are uncertain and evolving, and we can give no assurance regarding the future viability or value of any of our proprietary rights.

     We may not be able to protect the website addresses that are important to our business.

     Our website addresses, or domain names, are important to our business. However, the regulation of domain names is subject to change, and it is also possible that the requirements for holding domain names could change. Therefore, we may not be able to obtain or maintain relevant domain names for all of the areas of our business. It also may be difficult for us to prevent third parties from acquiring domain names that are similar to ours, that infringe our trademarks or that otherwise decrease the value of our intellectual property.

     We could be subject to litigation with respect to our intellectual property rights.

     Other companies may own or obtain patents or other intellectual property rights that could prevent, limit or interfere with our ability to provide our products and services. Companies in the Internet market are increasingly making claims alleging infringement of their intellectual property rights. We could incur substantial costs to defend against these or any other claims or litigation. If a claim were successful, we could be required to obtain a license from the holder of the intellectual property or redesign our advertising products and services.

     Our agreement with the International Consortium of Real Estate Associations may expose us to higher costs and greater risks.

     In October 2001, we entered into an agreement with the International Consortium of Real Estate Associations. This consortium, formed in May 2001, consists of approximately 24 real estate associations worldwide. Pursuant to that agreement, we agreed to operate the consortium’s website and have been endorsed as the exclusive provider of certain products and services to real estate agents in the countries in which members of the consortium have operations. As we expand our service and product offerings to the consortium’s member associations, and if we begin to receive revenue from them, our exposure to currency exchange rate fluctuations will increase. In addition, we may be subject to the following risks:

•	increased financial accounting and reporting burdens and complexities;

•	potentially adverse tax consequences;

•	compliance with a wide variety of complex foreign laws and treaties;

•	reduced protection for intellectual property rights in some countries;

•	licenses, tariffs and other trade barriers; and

•	disruption from political and economic instability in the countries in which the consortium member associations are located.

     These factors may impose additional costs upon us.

Real Estate Industry Risks

     Our business is dependent on the strength of the real estate industry, which is both cyclical and seasonal.

     The real estate industry traditionally has been cyclical. Recently, sales of real estate in the United States have been at historically high levels. Economic swings in the real estate industry may be caused by various factors. When interest rates are high or general national and global economic conditions are or are perceived to be weak, there is typically less sales activity in real estate. A decrease in the current level of sales of real estate and products and services related to real estate could adversely affect demand for our family of websites and our subscription and advertising products and services. In addition, reduced traffic on our family of websites would likely cause our subscription and advertising revenue to decline, which would materially and adversely affect our business. We may experience seasonality in our business. The real estate industry generally experiences a decrease in activity during the winter.

     We may particularly be affected by general economic conditions.

     Purchases of real property and related products and services are particularly affected by negative trends in the general economy. Substantially all of our revenue has been, and is expected to continue to be, derived from customers in the United States. Recent economic indicators, including declines in the rate of growth in gross domestic product, reflect a decline in economic activity in the United States from prior periods. The success of our operations depends to a significant extent upon a number of factors relating to discretionary consumer and business spending, and the overall economy, as well as regional and local economic conditions in markets where we operate, including:

•	perceived and actual economic conditions;

•	interest rates;

•	taxation policies;

•	availability of credit;

•	employment levels;

•	wage and salary levels; and

•	fears of terrorist attacks or the threat of war.

In addition, because a consumer’s purchase of real property and related products and services is a significant investment and is relatively discretionary, any reduction in disposable income in general may affect us more significantly than companies in other industries.

     Recessionary pressures traditionally impact real estate markets.

     During recessionary periods, there tends to be a corresponding decline in demand for real estate, generally and regionally, that could adversely affect certain segments of our business. Such adverse effects typically are a general decline in rents and sales prices, a decline in leasing activity, a decline in the level of investments in, and the value of real estate, and an increase in defaults by tenants under their respective leases. All of these, in turn, adversely affect revenue for fees and brokerage commissions, which are derived from property sales, and annual rental payments and property management fees.

     We have risks associated with changing legislation in the real estate industry.

     Real estate is a heavily regulated industry in the U.S., including regulation under the Fair Housing Act, the Real Estate Settlement Procedures Act and state advertising laws. In addition, states could enact legislation or regulatory policies in the future, which could require us to expend significant resources to comply. These laws and related regulations may limit or restrict our activities. As the real estate industry evolves in the Internet environment, legislators, regulators and industry participants may advocate additional legislative or regulatory initiatives. Should existing laws or regulations be amended or new laws or regulations be adopted, we may need to comply with additional legal requirements and incur resulting costs, or we may be precluded from certain activities. For instance, Homestore Apartments & Rentals was required to qualify and register as a real estate agent/broker in the State of California. To date, we have not spent significant resources on lobbying or related government issues. Any need to significantly increase our lobbying or related activities could substantially increase our operating costs.

Internet Industry Risks

     We depend on increased use of the Internet to expand our real estate-related advertising products and services.

     If the Internet does not continue to be a viable marketplace for real estate content and information or if the pace of adoption by consumers of the Internet slows, our business growth may suffer. Broad acceptance and adoption of the Internet by consumers and businesses when searching for real estate and related products and services will continue only if the Internet continues to provide them with greater efficiencies and improved access to information.

     In addition to selling subscription products and media services to real estate professionals, we depend on selling other types of advertisements on our websites.

     We have experienced a deterioration in the demand for our advertising services due to the slowdown in the U.S. economy, decreased corporate spending and concerns about the effectiveness of Internet advertising. Our ability to generate advertising revenue from selling banner advertising, display ads and sponsorships on our websites will depend on, among other factors, the development of the Internet as an advertising medium, the amount of traffic on our websites and our ability to achieve and demonstrate user demographic characteristics that are attractive to advertisers. Most potential advertisers and their advertising agencies have only limited experience with the Internet as an advertising medium and have not devoted a significant portion of their advertising expenditures to Internet-based advertising. No standards have been widely accepted to measure the effectiveness of web advertising. If these standards do not develop, existing advertisers might reduce their current levels of Internet advertising or eliminate their spending entirely. The widespread adoption of technologies that permit Internet users to selectively block out unwanted graphics, including advertisements attached to the web pages, could also adversely affect the growth of the Internet as an advertising medium. In addition, advertisers in the real estate industry, including real estate professionals, have traditionally relied upon other advertising media, such as newsprint and magazines, and have invested substantial resources in other advertising methods. These persons may be reluctant to adopt a new strategy and advertise on the Internet. If the demand for the Internet advertising remains sluggish due to current economic conditions or a weak U.S. economy, our revenue and operating results could be harmed materially.

     Government regulations and legal uncertainties could affect the growth of the Internet.

     A number of legislative and regulatory proposals under consideration by federal, state, local and foreign governmental organizations may lead to laws or regulations concerning various aspects of the

Internet, including online content, user privacy, access charges, liability for third-party activities and jurisdiction. Additionally, it is uncertain how existing laws will be applied to the Internet. The adoption of new laws or the application of existing laws may decrease the growth in the use of the Internet, which could in turn decrease the usage and demand for our services or increase our cost of doing business.

     Taxation of Internet transactions could slow the use of the Internet.

     In November 2001, Congress extended the Internet Tax Freedom Act, which placed a moratorium on state and local taxes on Internet based transactions through November 1, 2003. If Congress chooses in the future, however, not to renew this legislation, U.S., state and local governments would be free to impose new taxes on electronically purchased goods. The imposition of such taxes could impair the growth of electronic commerce and thereby adversely affect the growth of our business.

     We depend on continued improvements to our computer network and the infrastructure of the Internet.

     Any failure of our computer systems that causes interruption or slower response time of our websites or services could result in a smaller number of users of our websites or the websites that we host for real estate professionals. If sustained or repeated, these performance issues could reduce the attractiveness of our websites to consumers and our subscription products and media services to real estate professionals, providers of real estate-related products and services and other Internet advertisers. Increases in the volume of our website traffic could also strain the capacity of our existing computer systems, which could lead to slower response times or system failures. This would cause the number of real property search inquiries, advertising impressions, other revenue producing offerings and our informational offerings to decline, any of which could hurt our revenue growth and our brand loyalty. We may need to incur additional costs to upgrade our computer systems in order to accommodate increased demand if our systems cannot handle current or higher volumes of traffic. We may not be able to project accurately the rate, timing or cost of any increases in our business, or to expand and upgrade our systems and infrastructure to accommodate any increases in a timely manner.

     Our ability to increase the speed with which we provide services to consumers and to increase the scope of these services is limited by and dependent upon the speed and reliability of the Internet. Consequently, the emergence and growth of the market for our services is dependent on the performance of and future improvements to the Internet.

     Our internal network infrastructure could be disrupted.

     Our operations depend upon our ability to maintain and protect our computer systems, located at our corporate headquarters in Westlake Village, California and our technology facility in Thousand Oaks, California. Temporary or permanent outages of our computers or software equipment could have an adverse effect on our business. Although we have not experienced any material outages to date, we currently do not have a fully redundant system for our websites and other services at an alternate site. Therefore, our systems are vulnerable to damage from break-ins, unauthorized access, vandalism, fire, earthquakes, power loss, telecommunications failures and similar events. Although we maintain insurance against fires, earthquakes and general business interruptions, the amount of coverage may not be adequate in any particular case.

     Experienced computer programmers, or hackers, may attempt to penetrate our network security from time to time. Although we have not experienced any material security breaches to date, a hacker who penetrates our network security could misappropriate proprietary information or cause interruptions in our services. We might be required to expend significant capital and resources to protect against, or to alleviate, problems caused by hackers. We also may not have a timely remedy against a hacker who is able to penetrate our network security. In addition to purposeful security breaches, the inadvertent transmission of computer viruses could expose us to litigation or to a material risk of loss.

     We could face liability for information on our websites and for products and services sold over the Internet.

     We provide third-party content on our websites, particularly real estate listings. We could be exposed to liability with respect to this third-party information. Persons might assert, among other things, that, by directly or indirectly providing links to websites operated by third parties, we should be liable for copyright or trademark infringement or other wrongful actions by the third parties operating those websites. They could also assert that our third-party information contains errors or omissions, and consumers could seek damages for losses incurred if they rely upon incorrect information.

     We enter into agreements with other companies under which we share with these other companies’ revenue resulting from advertising or the purchase of services through direct links to or from our family of websites. These arrangements may expose us to additional legal risks and uncertainties, including local, state, federal and foreign government regulation and potential liabilities to consumers of these services, even if we do not provide the services ourselves. We cannot assure you that any indemnification provided to us in our agreements with these parties, if available, will be adequate.

     Even if these claims do not result in liability to us, we could incur significant costs in investigating and defending against these claims. Our general liability insurance may not cover all potential claims to which we are exposed and may not be adequate to indemnify us for all liability that may be imposed.

OUR COMPANY

     Homestore, Inc. has created an online service that is the leading consumer destination on the Internet for home and real estate-related information, products and media services, based on the number of visitors, time spent on the websites and number of property listings. We provide a wide variety of information and tools for consumers and are a leading supplier of online media and technology solutions for real estate industry professionals, advertisers and providers of home and real estate-related products and services.

     Our consumer websites include REALTOR.com®, HomeBuilder.com™, Homestore® Apartments & Rentals, and Homestore.com®. We also provide software and related services to real estate industry professionals through several industry leading applications, and provide printed advertising and home plan products to pre-move and post-move consumers.

     To provide consumers with real estate listings, access to real estate professionals and other home and real estate-related information and resources, we have established relationships with key industry participants. These participants include real estate market leaders such as the National Association of REALTORS®, or NAR, the National Association of Home Builders, or NAHB, hundreds of Multiple Listing Services, or MLSs, the Manufactured Housing Institute, or MHI, and leading real estate franchisors, including the six largest franchises, brokers, builders and apartment owners. Under our agreement with NAR, we operate NAR’s official website, REALTOR.com®. Under our agreement with NAHB, we operate its new home listing website, HomeBuilder.com. Under agreements with NAR, NAHB, and MHI we receive preferential promotion in their marketing activities.

     Since inception, we have incurred losses from operations and have reported negative operating cash flows. As of June 30, 2003, we had an accumulated deficit of $1.9 billion and cash and cash equivalents of $55.7 million. We have no material financial commitments other than those under operating lease agreements, distribution and marketing agreements, and consulting arrangements with service providers in connection with the first phase of implementation of our new enterprise reporting system. We believe that our existing cash and cash equivalents, and any cash generated from operations, will be sufficient to fund our working capital requirements, capital expenditures and other obligations through the next 12 months. Long term, we may face significant risks associated with the successful execution of our business strategy and may need to raise additional capital in order to fund more rapid expansion, to expand our marketing activities, to develop new or enhance existing services or products and to respond to competitive pressures or to acquire complementary services, businesses or technologies. If we are not successful in generating sufficient cash flow from operations, we may need to raise additional capital through public or private financing, strategic relationships or other arrangements. Our recently announced settlement of the securities class action lawsuit (see “Risk Factors” above) will further deplete our cash balance by $13.0 million and increase the number of outstanding shares by 20.0 million, which may make it more difficult to raise additional capital. This additional capital, if needed, might not be available on terms acceptable to us, or at all. If additional capital were raised through the issuance of equity securities, the percentage of our stock owned by our then-current stockholders would be further reduced. Furthermore, these equity securities might have rights, preferences or privileges senior to those of our common and preferred stock. In addition, our liquidity could be adversely impacted by litigation. See “Risk Factors” above.

USE OF PROCEEDS

     We will not receive any of the proceeds from the sale of the common stock by the selling stockholders under this prospectus.

SELLING STOCKHOLDERS

     The selling stockholders that may sell shares of our common stock pursuant to this prospectus, and the nature of any material relationship that they may have with us, are described below. The table below presents information with respect to these selling stockholders, and the shares of our common stock that each, including its transferees, donees, pledges or successors, may offer pursuant to this prospectus. We may update, amend or supplement this prospectus from time to time to update the disclosure in this prospectus.

     Each of Cendant Membership Services Holdings, Inc. and The Cendant Charitable Foundation is affiliated with and acquired its shares pursuant to a transfer of shares from Cendant Corporation, or Cendant, which acquired its shares pursuant to an Agreement and Plan of Reorganization dated as of October 26, 2000 among Homestore.com, Inc., Metal Acquisition Corp., WW Acquisition Corp., Move.com, Inc., Welcome Wagon International, Inc., Cendant Membership Services Holdings, Inc. and Cendant Corporation. In connection with our acquisition of the Move.com Group pursuant to this agreement, we entered into a series of agreements with Cendant that, among other things, provided us with certain promotion and exclusive data rights and placed certain restrictions on Cendant’s ability to dispose of Homestore shares.

     In connection with the acquisition, Cendant previously alleged that we breached certain representations and warranties made in the acquisition agreement as a result of the restatement of our consolidated financial statements for the year ended December 31, 2000 and the first three quarters of 2001. On August 5, 2003, we and Cendant settled potential claims relating to our acquisition of the Move.com Group and entered into certain new agreements with Cendant.

     The settlement terminated certain existing arrangements between us and Cendant and resulted in several new arrangements between the parties. The following summarizes the material terms of the settlement.

     Settlement Agreement. Under the terms of the Settlement Agreement, Cendant agreed not to sue us or our officers, directors and other related parties with respect to the acquisition of the Move.com Group and the prior restatement of our consolidated financial statements. However, in the circumstances described below, Cendant retains the right to sue us for contribution, indemnification, or similar relief if Cendant is held liable for or settles claims against it in the Securities Class Action Lawsuit up to the amount for which it is held liable or for which it settles.

     As discussed above under “Risk Factors — Risks Related to Our Business — Litigation relating to accounting irregularities could have an adverse effect on our business,” on March 7, 2003, the court in the Securities Class Action Lawsuit dismissed, with prejudice, Cendant as a defendant. However, that dismissal is subject to appeal to the United States Court of Appeals for the Ninth Circuit. If Cendant’s dismissal as a defendant in the Securities Class Action Lawsuit is reversed on appeal and Cendant is subsequently found liable or settles the claims against it in the Securities Class Action Lawsuit, Cendant will likely seek indemnification, contribution or similar relief from us. However, as part of our settlement of the Securities Class Action Lawsuit, the parties have requested that the court enter an order barring claims by third parties against us for indemnification, contribution and similar relief with respect to liability such third parties may have in the Securities Class Action Lawsuit. In the event that the settlement is ultimately approved, we anticipate that the court will enter the requested bar order.

     Such an order may preclude Cendant from seeking indemnification, contribution or similar relief from us in the event Cendant is found liable or settles claims against it in the Securities Class Action Lawsuit. However, we have been advised by counsel that the law is unclear on whether Cendant would be so precluded. Therefore, we would likely incur significant expenses in defending such an action by Cendant and could ultimately be found liable to Cendant or settle with Cendant, notwithstanding the bar order. Such expenses, liability or settlement could have a material adverse effect on our financial position and results of operations.

     In addition, if Cendant is not permitted to share in the settlement of the Securities Class Action Lawsuit (which would be the case if its dismissal as a defendant is reversed on appeal), we have agreed to pay or otherwise provide to Cendant the amount of money and/or other consideration that Cendant would have been otherwise entitled to receive from that portion of the class action settlement fund provided by us had Cendant been a class member and Cendant’s proof of claim in respect of its shares had been accepted in full. Because the proofs of claim have not yet been submitted or accepted in the settlement of the Securities Class Action Lawsuit, we are unable to estimate the amount of cash and number of shares that Cendant could be entitled to receive from us should Cendant be prevented from participating in the settlement.

     For its part, we released all claims against Cendant and its related parties (including a release of any derivative claims, to the extent permitted by law) relating to the acquisition of the Move.com Group (other than with respect to the existing Falcon license agreement described below) and our prior restatement of our consolidated financial statements.

     The Settlement Agreement also provides for the termination of a stockholders agreement that contained a standstill provision under which Cendant had agreed not to acquire additional Homestore stock, a requirement that Cendant vote its Homestore stock in proportion to the vote of all other stockholders and restrictions on Cendant’s ability to sell its Homestore stock.

     The Settlement Agreement contains other provisions, including the requirement that we prepay approximately $1.5 million under an existing insurance contract that would otherwise be payable over three years.

     In addition to the Settlement Agreement, we and Cendant executed a new Registration Rights Agreement, an Option Agreement, a new Listings License Agreement and a Source Code License and Maintenance Services Agreement, each of which is described below.

     New Registration Rights Agreement. The new Registration Rights Agreement requires us to file a shelf registration statement relating to the approximately 18.3 million shares held by Cendant affiliates as a result of the acquisition of the Move.com Group, with expenses to be paid by us. This prospectus is a part of a registration statement filed for purposes of satisfying our obligations under the new Registration Rights Agreement. If our stock is delisted from The NASDAQ SmallCap Market and in certain other circumstances, we will be required to pay Cendant liquidated damages of approximately $18,000 per business day, up to a maximum of $7.5 million. Our obligation to pay liquidated damages will terminate if the registration statement has remained continuously effective and useable for a period of six months and our stock has not been delisted during that time. Cendant may request one underwritten offering pursuant to the new Registration Rights Agreement, with underwriters to be chosen by Cendant.

     Option Agreement. The Option Agreement grants to us an option to purchase up to 7,264,812 shares of Homestore common stock held by Cendant affiliates. If the option were exercised with respect to a sufficient number of shares, and assuming Cendant acquires no additional shares, Cendant’s beneficial ownership of Homestore common stock would be reduced to less than 10% of the total number of shares outstanding. The exercise price per share of the option is the highest closing price per share during the five most recent trading days ending on the date of our exercise of the option. The option became exercisable on August 15, 2003 and will expire on October 4, 2003. The option may be exercised in whole or in part.

     New Listings License Agreement. Under the new Listings License Agreement, Cendant grants to us a non-exclusive license to use Listing Data (generally defined as data and information related to the sale, purchase, lease, or rental of residential property) and Broker Agent Data (generally defined as data and information related to residential real property brokers or sales agents) on any of our websites where REALTOR.com® listings are displayed. Cendant is not obligated to provide any data to the extent that we can obtain the same data under one of our MLS agreements. Cendant can terminate the license for any reason upon 90 days written notice. The new Listings License Agreement also prohibits us from charging referral fees during the term of the agreement and for a period of three years following termination. Also for a period of three years following a termination of the new Listings License Agreement, Cendant cannot directly or indirectly take action to reduce the quality, quantity, substance, accuracy or timeliness of listings available to us from any MLS, or from Cendant or its affiliates or franchisees.

     The new Listings License Agreement replaces the prior Master Operating Agreement under which Cendant granted to us an exclusive license to use the Listing Data and a non-exclusive license to use the

Broker Agent Data. The prior Master Operating Agreement had an initial term of 40 years, contained specific termination rights, provided us with additional non-exclusive licenses to New Resident Data (generally defined as data and information regarding the purchasers, renters, or lessors of residential real property) and other data related to residential property, granted us wider usage rights with regard to the licensed data, and provided for marketing and promotional efforts between the parties.

     Prior to the settlement, we were not receiving any Listings Data or Broker Agent Data from Cendant under the Master Operating Agreement because we were receiving such data from our arrangements with approximately 800 MLSs across the United States. The new Listings License Agreement does not affect our arrangements with these MLSs. Thus, the new Listings License Agreement, like the now terminated Master Operating Agreement, serves as a backup source for such data.

     In conjunction with the termination of the exclusive license under the Master Operating Agreement, we relinquished certain data rights and rights under other agreements. As a result of the surrender of those rights, certain intangible assets associated with those rights no longer have value to us, and, accordingly, we have recorded an impairment charge of $12.2 million in the three months and six months ended June 30, 2003.

Source Code License and Maintenance Services Agreement. Pursuant to an agreement dated October 26, 2000, or the “First Falcon Agreement,” we agreed to provide to the Real Estate Technology Trust, or “RETT”, a New York trust established by HFS Incorporated, which merged with CUC International, Inc. to become Cendant, for the benefit of the franchisees of its real estate brands, a modified version of our Top Producer Online contact management software for real estate agents known as “Falcon.” The First Falcon Agreement contemplated that the parties would enter into a maintenance services agreement with respect to Falcon. In connection with the settlement, a Source Code License and Maintenance Services Agreement, or the “Second Falcon Agreement,” was executed with Cendant under which we agreed to provide Cendant with the source code for the Falcon software and for certain other Top Producer Online software. Cendant may use this source code to maintain, modify, and upgrade the Falcon software. We also agreed to provide Cendant with a dedicated support staff who will use commercially reasonable efforts to maintain, modify, and upgrade Falcon as instructed by Cendant. The initial term for such support is three years, and Cendant will have the option to renew for one additional year. We are entitled to receive approximately $2.3 million in maintenance fees over the initial three-year term. Cendant agreed not to develop or promote a competitive online real estate customer relationship management system for two years.

     Following the settlement, we and RETT also entered into an Amendment to Software License Agreement, the “Amendment,” thereby amending the First Falcon Agreement. The Amendment modifies certain of the Falcon software functionality that we must deliver to RETT, and establishes deadlines by which the various Falcon software components must be delivered. The Amendment also requires us to develop new features and functionality for certain other Top Producer Online software. Further, the Amendment grants to RETT, Cendant, and certain of Cendant’s affiliates (including affiliates outside of the real estate industry) a license to use the Falcon software as newly described in the Amendment, and a license to use certain other Top Producer Online software.

     The table below sets forth with respect to the selling stockholders the number of shares and percentage of common stock beneficially owned prior to the offering, the number of shares that may be offered by this prospectus and the number of shares and percentage of common stock that will be owned after the offering assuming the sale of all of the shares of our common stock registered under the registration statement of which this prospectus is a part and assuming that the selling stockholders do not acquire any additional such shares. Percent of shares beneficially owned before the offering is based on shares of our common stock outstanding as of August 31, 2003.

	Shares Beneficially			Shares Beneficially
	Owned Prior to the		Number of	Owned	After the
	Offering		Shares That	Offering
			May Be
Name	Number	Percent	Offered	Number	Percent

Cendant Membership Services Holdings, Inc.	18,131,503	15.2	18,131,503	—	—
The Cendant Charitable Foundation	125,000	*	125,000	—	—
* Represents beneficial ownership of less than 1%.

PLAN OF DISTRIBUTION

     Each of the selling stockholders is acting independently of us in making decisions with respect to the timing, manner and size of each sale of shares. The selling stockholders have not advised us of any specific plan for distribution of the shares offered by this prospectus, but we anticipate that the shares will be sold from time to time by the selling stockholders. As used in this prospectus, “selling stockholders” includes permitted pledgees, donees, transferees or other permitted successors in interest. These sales may be made in any of the following manners:

•	on The NASDAQ SmallCap Market in transactions pursuant to and in accordance with the rules of such market;

•	in the over-the-counter market;

•	in public or privately negotiated transactions;

•	in option, hedging or derivative transactions;

•	in transactions involving principals or brokers;

•	in an underwritten public offering;

•	in a combination of such methods of sale; or

•	any other lawful methods.

     We have not been advised of any definitive selling arrangement at the date of this prospectus between any selling stockholder and any underwriter, broker-dealer or agent. Although we expect that sales of the shares will, in general, be made at market prices prevailing at the time of sale, the shares may also be sold at prices related to such prevailing market prices or at other negotiated prices, which may differ considerably. Neither we nor the selling stockholders can estimate at the present time the amount of commissions or discounts, if any, that will be paid by the selling stockholders on account of their sales of the shares from time to time.

     Sales through brokers may be made by any method of trading authorized by any stock market on which the shares may be listed, including block trading in negotiated transactions. Without limiting the foregoing, such brokers may act as dealers by purchasing any or all of the shares covered by this prospectus, either as agents for others or as principals for their own accounts, and reselling such shares pursuant to this prospectus. The selling stockholders may effect such transactions directly, or indirectly through underwriters, broker-dealers or agents acting on their behalf. In connection with such sales, such underwriters, broker-dealers or agents may receive compensation in the form of commissions, concessions, allowances or discounts, any or all of which might be in excess of customary amounts.

     To the extent required, the names of any agents, broker-dealers or underwriters and applicable commissions, concessions, allowances or discounts, and any other required information with respect to any particular offer of the shares by the selling stockholders, will be set forth in a prospectus supplement.

     In offering the shares covered by this prospectus, each of the selling stockholders and any broker-dealers who sell the shares for the selling stockholders may be “underwriters” within the meaning of the Securities Act of 1933, and any profits realized by such selling stockholders and the compensation of such broker-dealers may be underwriting discounts and commissions.

     Shares of common stock covered by this prospectus also may qualify to be sold pursuant to Rule 144 under the Securities Act of 1933, rather than pursuant to this prospectus.

     The selling stockholders have been advised that they are subject to the applicable provisions of the Securities Exchange Act of 1934, as amended, including, without limitation, Rule 10b-5 thereunder.

     Each selling stockholder and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act, and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the selling stockholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

     The expenses of preparing and filing this prospectus and the related registration statement with the SEC will be paid entirely by us. We and the selling stockholders have agreed to indemnify or provide contribution to each other and specified other persons against some liabilities in connection with the offering of the shares. In addition, we may suspend the use of this prospectus for a reasonable period of time, but not exceeding 30 days in the aggregate during any 12-month period, if we reasonably determine that sales of shares under this prospectus would interfere with any financing, acquisition, corporate reorganization or other material transaction involving us or any of our affiliates or would require premature disclosure thereof. If such a suspension occurs, we will file a prospectus supplement or post-effective amendment, if required.

LEGAL MATTERS

     Alston & Bird LLP, Charlotte, North Carolina, has passed upon the validity of the shares of common stock offered by this prospectus.

EXPERTS

     The financial statements incorporated in this prospectus by reference to the current report on Form 8-K of Homestore, Inc. filed with the SEC on August 14, 2003 and the financial statement schedule incorporated in this prospectus by reference to the annual report on Form 10-K of Homestore, Inc. for the year ended December 31, 2002 have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

     This prospectus constitutes a part of a registration statement filed by us with the SEC under the Securities Act of 1933 with respect to the shares of common stock offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the related exhibits. For further information with respect to us and the common stock offered by this prospectus, reference is made to the registration statement. Statements contained in this prospectus regarding the contents of any contract or any other document to which reference is made are not necessarily complete, and, in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement or incorporated by reference into the registration statement, each such statement being qualified in all respects by such reference. A copy of the registration statement and the related exhibits and schedule may be inspected without charge at the public reference facilities maintained by the SEC at the address set forth below.

     Because we are subject to the informational requirements of the Exchange Act, we file reports and other information with the SEC. Reports, registration statements, proxy and information statements that we have filed can be inspected and copied at the reference facilities maintained by the SEC located in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of all or any part of such documents may be obtained from such offices upon the payment of the fees prescribed by the SEC. You may obtain information on the reference facilities by calling the SEC at (800) SEC-0330. The SEC maintains a web site that contains reports, registration statements, proxy and information statements and other information regarding companies that file electronically with the SEC. The address of the site is www.sec.gov. We also maintain a web site at www.homestore.com that contains information about us. Our web site and the information contained in it and connected to it shall not be deemed incorporated by reference into this prospectus.

     The following documents that we have filed (or that we will file) with the SEC are incorporated into this prospectus by reference:

•	our annual report on Form 10-K for the year ended December 31, 2002;

•	our current report on Form 8-K filed on August 14, 2003, which reflects the effects of the change in our reporting segments on Items 1, 7 and 8 of our annual report on Form 10-K for the fiscal year ended December 31, 2002;

•	our quarterly report on Form 10-Q for the quarter ended March 31, 2003;

•	our quarterly report on Form 10-Q for the quarter ended June 30, 2003;

•	our current reports on Form 8-K filed with the SEC on January 7, January 9, March 7, and June 4, 2003 and Amendment No. 2 to our current report on Form 8-K/A filed on August 14, 2003;

•	our registration statement on Form 8-A relating to our common stock filed with the SEC on July 9, 1999, and all amendments thereto; and

•	all other information that we file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before the termination of this offering.

     The information that we file with the SEC after the date of this prospectus will update and supersede the information contained in this prospectus and the incorporated filings.

     Any statement contained in a document incorporated by reference, or deemed to be incorporated by reference, in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated by reference in this prospectus modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

     We will furnish without charge to each person to whom a copy of this prospectus is delivered, upon written or oral request, a copy of the documents incorporated by reference into this prospectus (except exhibits, unless they are specifically incorporated by reference into this prospectus or such documents). You should direct any requests for copies to Homestore, Inc., 30700 Russell Ranch Road, Westlake Village, California 91362, Attention: Investor Relations, telephone: (805) 557-2300.

PROSPECTUS

18,256,503 Shares of Common Stock

September 5, 2003